UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                              Commission File Number: 000-28360

                            IBW FINANCIAL CORPORATION
             (Exact name of registrant as specified in its charter)

             4812 Georgia Avenue, Washington, DC 20011, 202.722.2000 (Address, including ZIP code, and telephone number, including area code, of registrant's principal executive offices)

                          Common Stock, $1.00 par value
         (Title of all other classes of securities covered by this Form)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

      Rule 12g-4(a)(1)(i)       [ x ]         Rule 12h-3(b)(1)(ii)      [    ]
      Rule 12g-4(a)(1)(ii)      [   ]         Rule 12h-3(b)(2)(i)       [    ]
      Rule 12g-4(a)(2)(i)       [   ]         Rule 12h-3(b)(2)(ii)      [    ]
      Rule 12g-4(a)(2)(ii)      [   ]         Rule 15d-6                [    ]
      Rule 12h-3(b)(1)(i)       [   ]

         Approximate number of holders of record as of the certification or
 notice date:    246
             ----------

         As a result of the effectiveness of a 1 for 101 reverse split of the common stock, and the cashing out of holders of less than one whole share, the number of holders of record has been reduced to approximately 246.

         Pursuant to the requirements of the Securities Exchange Act of 1934, IBW Financial Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



DATE: July 1, 2004                          BY: /s/ B. Doyle Mitchell, Jr.
                                                --------------------------------
                                                B. Doyle Mitchell, Jr.
                                                President